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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                                            SEC File No: 0-20179

                                 (Check One):
XX Form 10-K      Form 20-F      Form 11-K      Form 10-Q      Form N-SAR
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                    FOR PERIOD ENDED:   SEPTEMBER 30, 1996

                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR


For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

RECYCLING INDUSTRIES, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

384 INVERNESS DRIVE SOUTH, SUITE 211
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Address of Principal Executive Office (Street and Number)

ENGLEWOOD, COLORADO  80112
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City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

     On December 27, 1996, the Registrant filed an amendment to its registration statement on Form S-1, Commission File No. 333-16019 (the


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     "Amendment"). The Amendment contains substantially all of the financial statement and other required disclosure that will be contained in the Registrant's Form 10-K for fiscal year ended September 30, 1996. Because of the personnel time required to prepare and file the Amendment, the Registrant's staff was unable to, at the same time, complete and file the Form 10-K.


PART IV - OTHER INFORMATION

     Name and telephone number of person to contact in regard to this notification:

BRIAN L. KLEMSZ                          (303)               790-7372
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    (Name)                               (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           RECYCLING INDUSTRIES, INC.


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     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   December 30, 1996                    By /s/ Brian L. Klemsz
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                                                    Brian L. Klemsz, Chief
                                                    Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).





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PART IV - CONTINUED

     Due to the acquisition of three subsidiaries during fiscal 1996, increases in raw materials prices and decreases in the selling prices for the Registrant's products, the Registrant will incur a significant change in results of operations from the prior year. Revenues and income (loss) from operations are expected to be as follows:

                            For the year ended
                               September 30,
                               (Unaudited)
                           1996           1995
                           ----           ----
                              (In thousands)

Revenues                 $27,623        $13,853

Income (loss)
from operations          $(2,290)       $   705


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